Exhibit 99.1

Volaris Reports November 2018 Traffic Results; 17% Passenger Growth

and 88% Load Factor

Mexico City, Mexico. December 6, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports November 2018 and year-to-date preliminary traffic results.

During November 2018 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 11.3% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in November 2018 increased 17.1% year over year, reaching 1.6 billion. Volaris transported a total of 1.6 million passengers during the month, an increase of 16.6% year over year. Network load factor for November was 88.3%, an increase of 4.4 percentage points year over year. During November 2018, Volaris started to operate 12 domestic routes, from its focus cities Mexico City, Bajio and Guadalajara. Additionally, Volaris started to operate three international routes, two from Bajio to Sacramento and San Jose, California and one from Guadalajara to Albuquerque, New Mexico.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commented: “Passenger demand continues to be solid for Volaris. We hit a record number of passengers transported during the month, positioning the airline as the domestic market leader during 2018”.

The following table summarizes Volaris traffic results for the month and year-to-date.

	November 2018	November 2017	Variance	November YTD 2018	November YTD 2017	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,126	964	16.8%	11,472	10,039	14.3%
International	424	360	18.0%	4,591	4,394	4.5%
Total	1,550	1,324	17.1%	16,063	14,433	11.3%
ASMs (in millions, scheduled & charter)
Domestic	1,228	1,098	11.9%	13,175	11,513	14.4%
International	528	480	10.0%	5,870	5,501	6.7%
Total	1,756	1,578	11.3%	19,045	17,014	11.9%
Load Factor (in %, scheduled)
Domestic	91.7%	87.8%	3.9 pp	87.1%	87.2%	(0.1) pp
International	80.3%	74.8%	5.5 pp	78.3%	79.8%	(1.5) pp
Total	88.3%	83.9%	4.4 pp	84.4%	84.8%	(0.4) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,336	1,148	16.5%	13,444	11,868	13.3%
International	302	257	17.1%	3,213	3,042	5.6%
Total	1,638	1,405	16.6%	16,657	14,910	11.7%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 186 and its fleet from four to 77 aircraft. Volaris offers more than 336 daily flight segments on routes that connect 41 cities in Mexico and 28 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100